UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Amendment to Memorandum and Articles of Association

As previously disclosed, on September 15, 2022, Antelope Enterprise Holdings Ltd. (the “Company”) held the annual meeting of its shareholders (the “Annual Meeting”). At the Annual Meeting, the shareholders of the Company approved a proposal to amend our Memorandum and Articles of Association to increase the maximum number of shares that the Company is authorized to issue from 50,000,000 to 200,000,000. On September 26, 2022, the registered agent of the Company in the BVI filed an Amended and Restated Memorandum and Articles of Association with the BVI Registrar of Corporate Affairs incorporating the increase in the authorized maximum number of shares. A copy of the Amended and Restated Memorandum and Articles of Association is attached to this Report on Form 6-K as Exhibit 3.1.

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association, dated September 26, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Antelope Enterprise Holdings Ltd.

	By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: September 29, 2022